<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We hereby consent to the incorporation by reference in the Registration Statements of Waste Connections, Inc. listed below of our report dated February 13, 2007 relating to the consolidated financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K:

Registration Statement (Form S-8 No. 333-42096) pertaining to the Second Amended and Restated 1997 Stock Option Plan of Waste Connections, Inc.;

Registration Statement (Form S-8 No. 333-72113) pertaining to the First Amended and Restated 1997 Stock Option Plan of Waste Connections, Inc.;

Registration Statement (Form S-8 No. 333-63407) pertaining to the 1997 Stock Option Plan of Waste Connections, Inc.;

Registration Statement (Form S-8 No. 333-83172) pertaining to the 2002 Stock Option Plan and 2002 Senior Management Equity Incentive Plan of Waste Connections, Inc.;

Registration Statement (Form S-8 No. 333-90810) pertaining to the 2002 Restricted Stock Plan;

Registration Statement (Form S-8 No. 333-102413) pertaining to the Consultant Incentive Plan;

Registration Statement (Form S-8 No. 333-117764) pertaining to the 2004 Equity Incentive Plan;

Registration Statement (Form S-4 No. 333-65615);

Registration Statement (Form S-4 No. 333-83825);

Registration Statement (Form S-3 No. 333-87269);

Registration Statement (Form S-3 No. 333-87703);

Registration Statement (Form S-3 No. 333-62322);

Registration Statement (Form S-3 No. 333-97231);

Registration Statement (Form S-3 No. 333-76722);

Registration Statement (Form S-3 No. 333-134050).

/s/ PricewaterhouseCoopers LLP
Sacramento, California
February 13, 2007